[CERAGON GRAPHIC][GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE

       CERAGON NETWORKS REPORTS FINANCIAL RESULTS FOR SECOND QUARTER 2001

         TEL AVIV, ISRAEL, JULY 26, 2001- Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high-capacity broadband wireless systems for communications service providers and mobile operators, today reported results for the second quarter ending June 30, 2001. Revenues for the second quarter were $5.9 million, representing a 9.6% increase in revenues as compared to $5.3 million in the second quarter of 2000. This compares to revenues of $12.6 million in the first quarter of 2001.
         Pro-forma * gross profit in the second quarter of 2001 was $1.9 million, or 32% of revenues. This compares to pro-forma gross profit in the second quarter of 2000 of $2.3 million, or 42.9% of revenues. The decrease in gross profit is a direct result of lower demand, and reflects the corresponding lower production volumes and higher proportional overhead costs. Pro-forma net loss for the second quarter of 2001 was $(4.7) million, or $(0.23) basic and diluted net loss per ordinary share, compared to the pro-forma net loss of $(1.1) million, or $(0.21) basic and diluted net loss per ordinary share, in the second quarter of 2000. The results for the second quarter of 2001 exclude one-time charges of $4.7 million in accordance with a restructuring plan. These charges are excluded from the pro-forma consolidated statements of operations. *For an explanation of pro-forma results see note 1 below.
         "The second quarter was difficult, as anticipated. We responded early to market conditions by reducing our expense base and significantly reducing our cash utilization rate. In line with our strategy, we refocused our efforts into three markets - cellular backhaul, metropolitan infrastructure and enterprise," said Shraga Katz, president and CEO, Ceragon Networks Ltd.
         Katz continued, "We believe that demand for high-capacity connectivity in advanced cellular networks will be strong. In anticipation of this increasing cellular demand, we expanded our FibeAir product family to include the 13 and 15 GHz frequency bands. These products support longer-range connectivity and open new geographic opportunities for Ceragon. In addition, this past quarter we shipped FibeAir systems to more than 30 customers, including a leading U.S. incumbent and major international cellular operators.

         "At Ceragon, we are confident in our vision and on-going strategy. Looking forward, we believe that we will emerge from this period as a market leader," Katz concluded.
         A conference call discussing Ceragon's second quarter 2001 results will take place today, July 26th, at 5:00 p.m. (EDT). A replay of the call can be found approximately two hours later on Ceragon's website - www.ceragon.com.

NOTE 1 - PRO-FORMA FINANCIAL PRESENTATION

Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses, and exclude the effect of a non-cash dividend related to convertible preferred shares in 2000. In addition, the pro-forma results for the six months ended June 30, 2001 exclude one-time charges of $11.05 million for an inventory write-down presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs. The pro-forma results for the three months ended June 30, 2001 exclude one-time charges of $4.7 million due to restructuring plans presented in restructuring costs.

ABOUT CERAGON NETWORKS LTD.

Ceragon Networks Ltd. (Nasdaq: CRNT) is a pacesetter in broadband wireless networking systems, enabling quick and cost-effective high-capacity connectivity. Ceragon's products are uniquely designed for communications service providers and mobile operators to enable them to generate immediate revenue. The company's commercially proven intelligent broadband network solutions support multiple applications for the high-capacity metropolitan access, cellular backhaul and private networks markets. Ceragon's FibeAir product family operates across multiple frequencies from 13 to 38 GHz while complying with North American and international standards. As a global provider, Ceragon delivers IP, SONET/SDH and ATM broadband networking equipment that is installed with over 50 customers in more than 25 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. More information is available at www.ceragon.com.

Ceragon Networks(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.



                                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                                    (In thousands, except per share data)
                                                               PRO-FORMA(*)


                                                              FOR THE SIX MONTHS ENDED             FOR THE THREE MONTHS
                                                                        JUNE 30,                       ENDED JUNE 30,
                                                              ------------------------------  ------------------------------
                                                                   2001            2000            2001         2000
                                                              -------------  ---------------  ------------  ----------------
                                                                      (UNAUDITED)                      (UNAUDITED)
                                                              ------------------------------  ------------------------------

Revenues                                                      $       18,436   $       8,536  $        5,851   $       5,338
Cost of revenues                                                      11,018           4,927           3,979           3,048
                                                              --------------    ------------  --------------  --------------
         Gross profit                                                  7,418           3,609           1,872           2,290
                                                              --------------    ------------  --------------  --------------

Operating expenses
  Research and development                                             7,586           3,575           3,212           1,974

  Less: participation by the Chief
    Scientist of the Government of Israel                              1,550           1,163             648             533
                                                              --------------    ------------  --------------  --------------
  Research and development, net                                        6,036           2,412           2,564           1,441
                                                              --------------    ------------  --------------  --------------

  Marketing and selling                                                7,702           3,045           3,784           1,851
  General and administrative                                           1,954             629           1,013             353
                                                              --------------    ------------  --------------  --------------

         Total operating expenses                                     15,692           6,086           7,361           3,645
                                                              --------------    ------------  --------------  --------------
Operating loss                                                        (8,274)         (2,477)         (5,489)         (1,355)

Financing income, net                                                  1,616             197             772             242
                                                              --------------    ------------  --------------  --------------
         Net loss                                             $       (6,658)  $      (2,280) $       (4,717)  $      (1,113)
                                                              ==============    ============  ==============  ==============

Net loss attributable to ordinary shareholders                        (6,658)         (2,280)         (4,717)         (1,113)
                                                              ==============    ============  ==============  ==============

Basic and diluted net loss per ordinary share                 $        (0.32)   $      (0.44)  $       (0.23)   $      (0.21)
                                                              ==============    ============  ==============  ==============

Weighted average number of ordinary shares
  Outstanding                                                     20,762,526       5,240,750      20,867,621       5,240,750
                                                              ==============    ============  ==============  ==============




(*) - PRO-FORMA FINANCIAL PRESENTATION

Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses, and exclude the effect of a non-cash dividend related to convertible preferred shares in 2000. In addition, the pro-forma results for the six months ended June 30, 2001 exclude one-time charges of $11.05 million for an inventory write-down presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs. The pro-forma results for the three months ended June 30, 2001 exclude one-time charges of $4.7 million due to restructuring plans presented in restructuring costs.


                                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 (In thousands, except per share data)

                                                                      FOR THE SIX                       FOR THE THREE
                                                                       MONTHS ENDED                      MONTHS ENDED
                                                                         JUNE 30,                          JUNE 30,
                                                            --------------------------------  ------------------------------
                                                                  2001             2000             2001             2000
                                                                       (UNAUDITED)                       (UNAUDITED)
                                                            --------------------------------  ------------------------------

Revenues                                                    $         18,436   $       8,536   $       5,851   $       5,338
Cost of revenues                                                      22,068           4,927           3,979           3,048
                                                            ----------------    ------------   -------------   -------------
         Gross profit (loss) before non-cash
          compensation expense                                        (3,632)          3,609           1,872           2,290
Non-cash compensation expense                                            224             266              94             171
                                                            ----------------    ------------   -------------   -------------
         Gross profit (loss)                                          (3,856)          3,343           1,778           2,119
                                                            ----------------    ------------   -------------   -------------
Operating expenses
  Research and development, net of non-cash
    compensation expense of $1,338, $1,520,                            7,586           3,575           3,212           1,974
    $597, $914

  Less: participation by the Chief
    Scientist of the Government of Israel                              1,550           1,163             648             533
                                                            ----------------    ------------   -------------   -------------
  Research and development, net                                        6,036           2,412           2,564           1,441
                                                            ----------------    ------------   -------------   -------------

  Marketing and selling, net of non-cash
    compensation expense of $1,170, $1,515,
    $537, $824                                                         7,702           3,045           3,784           1,851
  General and administrative, net of non-cash
    compensation expense of $1,055, $998,
    $492, $573                                                         4,586             629           1,013             353
  Amortization of deferred compensation                                3,563           4,033           1,626           2,311
  Restructuring costs                                                  4,750              -            4,750               -
                                                            ----------------    ------------   -------------   -------------
         Total operating expenses                                     26,637          10,119          13,737           5,956
                                                            ----------------    ------------   -------------   -------------
Operating loss                                                       (30,493)         (6,776)        (11,959)         (3,837)

Financing income, net                                                  1,616             197             772             242
                                                            ----------------    ------------   -------------   -------------
         Net loss                                                    (28,877)         (6,579)        (11,187)         (3,595)
                                                            ----------------    ------------   -------------   -------------

Dividend related to convertible preferred shares                           -         (22,328)              -               -
                                                            ----------------    ------------   -------------   -------------

Net loss attributable to ordinary shareholders              $        (28,877)   $    (28,907)  $     (11,187)   $     (3,595)
                                                            ================    ============   =============    ============
Basic and diluted net loss per ordinary share               $          (1.39)   $      (5.52)   $      (0.54)   $      (0.69)
                                                            ================    ============   =============    ============
Weighted average number of ordinary shares
 Outstanding                                                      20,762,526       5,240,750      20,867,621       5,240,750
                                                            ================    ============   =============    ============

                                             CONSOLIDATED BALANCE SHEETS
                                      (In thousands, except share and per share data)

                                                             JUNE 30            DECEMBER 31
                                                              2001                2000
                                                            (UNAUDITED)         (AUDITED)
                                                          ---------------   ----------------
Current assets
  Cash and cash equivalents                               $      13,385   $          70,064
  Short-term deposits                                             27,667             10,256
  Short-term investments                                          20,058                  -
                                                          --------------   -----------------
                                                                  61,110             80,320
  Trade receivables, net                                           4,006             12,705
  Other receivables                                                2,841              5,300
  Inventories                                                     23,459             22,190
                                                          --------------   -----------------
      Total current assets                                        91,416            120,515
                                                          --------------   -----------------
Property and equipment
  Cost                                                            10,596              8,469
  Less - accumulated depreciation                                  2,458              1,455
                                                          --------------   -----------------
                                                                   8,138              7,014
                                                          --------------   -----------------
Deposits with insurance companies                                    790                521
                                                          --------------   -----------------
      Total assets                                        $      100,344  $         128,050
                                                          ==============   =================

Current liabilities
  Trade payables                                          $        5,724  $          12,463
  Other payables and accrued expenses                              7,302              3,494
                                                          --------------   -----------------
      Total current liabilities                                   13,026             15,957
                                                          --------------   -----------------
Long-term liabilities
  Accrued severance pay                                            1,374              1,025
                                                          --------------   -----------------
      Total long-term liabilities                                  1,374              1,025
                                                          --------------   -----------------
      Total liabilities                                           14,400             16,982
                                                          --------------   -----------------
Commitments

Shareholders' equity
  Share capital
    Ordinary shares of NIS 0.01 par value:
      Authorized - as of December 31, 2000 and June 30, 2001
         40,000,000 shares; issued and outstanding
         as of December 31, 2000 and
         June 30, 2001 20,517,521 and
         20,902,921 shares, respectively                              53                 52
    Additional paid-in capital                                   169,969            170,348
    Deferred compensation                                         (8,100)           (12,231)
    Accumulated deficit                                          (75,978)           (47,101)
                                                          --------------   -----------------
  Total shareholders' equity                                      85,944            111,068
                                                          --------------   -----------------

  Total liabilities and shareholders' equity               $     100,344  $         128,050
                                                          ==============   =================

This press release may contain statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.



CONTACT:          Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com

                  Daphna Golden (Investors)
                  Ceragon Networks Ltd.
                  972-3-645-5513
                  ir@ceragon.com

                  Laura Yatim (Media)
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  laura@ceragon.com